Exhibit 7

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m

Financing costs per consolidated income statement(2)	2,124	1,736	1,554	1,596	1,768
Financing costs — discontinued operations	—	—	—	56	23
One third of rental expense	772	768	718	601	585
Interest capitalized	179	142	3	8	25
Fixed charges	3,075	2,646	2,275	2,261	2,401

(Loss)/profit before taxation from continuing operations	(449)	1,095	(5,270)	(3,483)	4,144
Share of results of equity accounted associates and joint ventures	(44)	63	(278)	(575)	(1,129)
Fixed charges	3,075	2,646	2,275	2,261	2,401
Dividends received from associates and joint ventures	—	583	4,897	5,539	4,916
Interest capitalized	(179)	(142)	(3)	(8)	(25)
Earnings	2,403	4,245	1,621	3,734	10,307
Ratio of earnings to fixed charges	—	1.6	—	1.7	4.3
Deficiency between fixed charges and earnings	672	—	654	—	—

Notes:

(1)             All of the financial information presented in this exhibit is unaudited.

(2)             Fixed charges include (1) interest expensed (2) interest capitalized (3) amortisation of premiums, discounts and capitalised expenses related to indebtedness, and (4) an estimate of the interest within rental expense. These include the financing costs of subsidiaries.  Fixed charges include net foreign exchange losses arising from net foreign exchange movements on certain intercompany loans of £433 million for the year ended 31 March 2016 (2015: £526 million gain, 2014: £21 million gain, 2013: £91 million loss, 2012: £nil), interest expense on settlement of tax issues of £15 million for the year ended 31 March 2016 (2015: £4m credit, 2014: £15 million credit, 2013: £91 million credit, 2012: £23 million expense) and equity put rights and similar arrangements of £nil for the year ended 31 March 2016 (2015: £11 million, 2014: £143 million, 2013: £136 million, 2012: £81 million).